UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 19, 2024

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9: Other Items

On January 19, 2024, Music Licensing, Inc. (the "Company") took steps to increase its authorized common stock shares to 14.5 billion with the consent of Jake P. Noch Family Office, LLC, which holds preferred J shares, providing 80% of all voting power and aligning with the state of Nevada.

Reason for the Increase:

The decision to expand the number of authorized common stock shares arises from guidance received from the Financial Industry Regulatory Authority (FINRA). FINRA indicated that a reverse stock split could potentially take over 14 months to be completed. The Company aims to ensure that its growth trajectory remains unhindered during the waiting period for FINRA's approval. In line with this objective, the Company plans to acquire approximately $5 million worth of Music IP royalty stakes. This strategic move is intended to generate sufficient revenue and positive cash flow, with the ultimate goal of uplisting to the NYSE American and exiting the over-the-counter market.

Rationale for Actions:

The Company's management has determined that the current state of the US OTC market is unsustainable due to regulatory timelines. For instance, FINRA might take over a year for even the simplest of corporate actions. In light of this, the Company is proactively taking measures to secure its future growth and enhance its position in the market.

Forward-Looking Statements:

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Music Licensing, Inc. & Pro Music Rights, Inc. to accomplish its stated plan of business. Music Licensing, Inc. & Pro Music Rights, Inc. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Pro Music Rights, Inc., Music Licensing, Inc., or any other person.

Non-Legal Advice Disclosure:

This press release does not constitute legal advice, and readers are advised to seek legal counsel for any legal matters or questions related to the content herein.

Non-Investment Advice Disclosure:

This communication is intended solely for informational purposes and does not in any way imply or constitute a recommendation or solicitation for the purchase or sale of any securities, commodities, bonds, options, derivatives, or any other investment products. Any decisions related to investments should be made after thorough research and consultation with a qualified financial advisor or professional. We assume no liability for any actions taken or not taken based on the information provided in this communication

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date: January 19, 2024	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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